UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             SCHEDULE 13D

              Under the Securities Exchange Act of 1934

                 Orion Diversified Technologies, Inc.
                 -----------------------------------
                            (Name of Issuer)

               Common Stock, par value $0.01 per share
                  ----------------------------------
                    (Title of Class of Securities)

                              686270 20 8
                     -----------------------------
                             (CUSIP Number)

                      Synergy Asset Management Ltd.
                           c/o Majid El Sohl
                       15, Rue Rodolphe Toepffer
                       1206 - Geneva, Switzerland

                    ------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                             July 1, 2005
                     -----------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box /_/.

Note: Schedules filed in paper format shall include a signed original and five copies are to be sent. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1   NAME OF REPORTING PERSON.

    Synergy Asset Management Ltd.

    S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Not Applicable

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a) / /         (b) / x /

3   SEC USE ONLY


4   SOURCE OF FUNDS*      WC


5   CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS REQUIRED
    PURSUANT TO

    ITEMS 2(d) or 2(e)/_/

6   CITIZENSHIP OR PLACE OF ORGANIZATION     British Virgin Islands

NUMBER  OF SHARES  BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER:  600,000


8   SHARED VOTING POWER: 600,000


9   SOLE DISPOSITIVE POWER:  600,000


10  SHARED DISPOSITIVE POWER: 600,000


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

    600,000


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES   /_/


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   6%


14  TYPE OF REPORTING PERSON*        CO

Item 1.   Security and Issuer

This Statement on Schedule 13D (the "Statement") relates to the Common Stock, $0.01 par value ("Shares"), of Orion Diversified Technologies, Inc., a New Jersey corporation ("Orion"). Orion's principal executive office is located at 630 Shore Road, Suite 505, Long Beach, New York 11561.

Item 2.   Identity and Background

The name and principal business and office address of the Reporting Person filing this Statement is: (a) Synergy Asset Management Ltd., (b) c/o Majid El Sohl, 15, Rue Rodolphe Toepffer 1206 - Geneva, Switzerland. (c) The principal business of the Reporting Person is private investments.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of,or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is organized in the British Virgin Islands.

Item 3.   Source and Amount of Funds or Other Consideration

The Reporting Person purchased the Shares from Parthian Securities, S.A. for US$50,000. The source of funds was the working capital of the Reporting Person. The purchase was from a non-U.S. person pursuant to an exemption from registration afforded by Regulation S promulgated under the Securities Act of 1933.

Item 4.   Purpose of Transaction

The shares were purchased for investment and not with a view to distribution.

Except as provided in this Statement, in any exhibit hereto, or in any amendment hereto, the Reporting Person does not currently have any plans or proposals which relate to or would result in
(a) an acquisition by any person of additional securities of Orion or the disposition of securities of Orion, (b) an extraordinary corporate transaction involving or any of its subsidiaries, (d) any material change in the present capitalization or dividend policy of Orion, (e) any other material change in Orion's business or corporate structure, (f) changes in Orion's charter, bylaws or corresponding instruments or other actions that may impede the acquisition or control of Orion by any person, (g) causing a class of securities of Orion to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (h) a class of equity securities of Orion becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act, or (i) any action similar to the foregoing.

Item 5.   Interest in Securities of the Issuer

The Reporting Person has no other beneficial interest in the securities, except that the Reporting Person claims an interest in an additional 100,000 shares, but is not the beneficial owner of those shares.

Except as disclosed on this Statement, there was no other transaction in the Shares by the Reporting Person that was effected during the past 60 days or since the most recent filing of Schedule 13D. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Person is not a party to any agreement involving the ownership or voting of the Shares.

Item 7.   Exhibits

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 1, 2005

Synergy Asset Management, Ltd.


By: /s/Majid El Sohl
    -----------------
    Chief Executive Officer



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